

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-Mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

>   **Re: Baidu, Inc.**
>   **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2010**
>   **Filed March 29, 2011 and June 24, 2011, respectively**
>   **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated October 21, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 7, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risks Related to Our Corporate Structure, page 19

1.   We note from the disclosures in your December 31, 2009 Form 20-F (page 20) that a pledge is not effective without being registered with the relevant local administration for industry and commerce. In addition, you state that if any individual shareholders of the VIE breaches his or her obligations under the agreement with Baidu Online, there is risk that Baidu Online may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce the contractual rights. It is also the Staff's understanding that until the equity pledge agreements are registered with the relevant authorities, the company may have limited recourse in the event that the legal owners of the VIE's default on their contractual obligations. Your prior disclosures appear to differ

from your current response and the proposed disclosures included in your response to comment 1 of your September 12, 2011 letter where you state that "the lack of registration of a duly executed equity pledge agreement does not affect the company's ability to enforce the agreement against the VIE's shareholders; rather, the lack of registration would only affect the company's ability to enforce the equity pledge agreement against third parties who acquire the equity interests in the VIE in good faith." Please explain further these apparent inconsistencies and clarify, for us, how failure to register the equity pledge agreements impacts your ability to enforce such agreements against the VIE shareholders should they default on their current obligations.

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

Concentration of Credit Risk, page F-19

2.   We note in your response to our prior comment 7 you state that none of the banks, including the sum of branches, holds a substantial amount of the cash and cash equivalents. Please tell us the largest percentage of cash and cash equivalents held at a single financial institution as of December 31, 2010 and your consideration to include such percentage in your disclosures.

Note 12. Commitments and Contingencies

Litigation, page F-3

3.   We note from the revised proposed disclosure included in your response to prior comment 8 that you are unable to estimate the loss or range of possible loss for "many proceedings." This disclosure implies that there are other proceedings for which you are able to estimate the loss or range of possible losses. In the proposed disclosures included in your response to comment 12 in your letter dated September 12, 2011, you indicated that for a "limited number of proceedings," the company may be able to reasonably estimate the possible range of loss in excess of amount accrued. Please further revise the proposed disclosure that you intend to include in future filings, to also address those proceedings for which you are able to reasonably estimate the possible range of loss in excess of amounts accrued and disclose an estimate of the additional loss or range of loss or state, if true, that the estimate is immaterial.

4.   In addition, explain further your reference to "possible" losses and the "possible" range of loss. Tell us how you determined that such reference complies with the terminology in ASC 450-20-50 (e.g., probable, reasonably possible, or remote loss contingency) or revise your disclosures accordingly.

Jennifer Li
Baidu, Inc.
December 9, 2011
Page 3

        You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3499
with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief